SUBSCRIPTION AGENT AGREEMENT

This Subscription Agent Agreement (the “Agreement”) is entered into as of this 24 day of June,  2021 (the “Effective Date”), by and between, High Income Securities, organized and existing under the laws of U.S. Bancorp Global Fund Services (the “Corporation”), and Broadridge Corporate Issuer Solutions, Inc., a corporation having its principal offices in Edgewood, New York (“Broadridge”).

[NTD - -THE LANGUAGE IN THIS PARAGRAPH IS TO BE CONFORMED TO THE CURRENT OFFERING TERMS - WHEREAS, pursuant to a rights offering (the “Rights Offering”), the record and beneficial holders of the Corporation’s common stock, par value $.01 per share (the “Common Stock”) will be given the right (the “Subscription Rights”) to subscribe for an aggregate of approximately 400 shares of Common Stock, in each case as more fully set forth in a [prospectus/private placement memorandum] and related offering documents (the “Offering Documents”) to be prepared by the Corporation [and filed with the Securities and Exchange Commission] for the purpose of effecting the Rights Offering; and]

WHEREAS, the Corporation has authorized and directed the Agent to hold funds submitted by stockholders who exercise Subscription Rights (the “Subscription Funds”) in accordance with the terms and provisions of this Agreement; and

WHEREAS, upon the terms and conditions set forth in the applicable Offering Documents, the Agent will record properly exercised Subscription Rights from holders of the Common Stock on the Record Date (as defined in the applicable Offering Documents), as well as record and deposit the Subscription Funds for the purchase of the shares of Common Stock pursuant to the Rights Offering; and

WHEREAS, the Corporation desires that Broadridge act as both Subscription Agent under the Rights Offering (the “Agent”), and Broadridge has indicated its willingness to do so.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Appointment of Subscription Agent.  The Corporation hereby confirms the appointment of Broadridge as Agent, and Broadridge hereby agrees to serve as Agent, upon the terms and conditions set forth herein.

2. Acceptance and Receipt of Subscription Documents.

A. After receiving from the Corporation acknowledgement of the commencement of the Rights Offering, the Agent shall promptly mail to each holder of Common Stock as of the Record Date (a) the appropriate Offering Documents as approved by the Corporation (which shall specify that the exercise of Subscription Rights shall be effected, and risk of loss of Subscription Funds shall pass, only upon receipt by the Agent of the properly completed Subscription Certificate (as defined in the Offering Documents) and Subscription Funds required to effect the exercise of Subscription Rights under the Rights Offering) and (b) an envelope addressed to the Agent for use by such holder in exercising his or her Subscription Rights (the  “Mailing”).

 B.The Agent, upon receipt of Subscription Funds and duly, completely and correctly executed Subscription Certificates and other documents for the exercise of Subscription Rights, shall make note of such Subscriptions and Subscription Funds with respect of the amount of shares subscribed for.  Upon closing of the Rights Offering and as promptly as feasible upon the Agent’s receipt of the Corporation’s acceptance and approval of said Subscription Certificates, (i) the Corporation will authorize the Agent to no longer accept any subscription documents and to prepare the final subscription list, representing the number of shares of Common Stock for which said stockholder has subscribed, for the issuance of stock certificates by the Corporation’s Transfer Agent, (the “Certificates”) and (ii) the Agent will release to the Corporation the aggregate Subscription Funds minus any fees and expense reimbursements (incurred or reserved for disbursements) due to the Agent from the Corporation (sections (i) and (ii) directly preceding constituting the “Closing”).  No interest on the Subscription Funds will accrue to either the Corporation or the Corporation’s stockholders.

3. Notification and Processing.  The Agent is hereby authorized and directed to, and hereby agrees to perform certain functions, including but not limited to the following:

A. Date stamp each document relating to its duties hereunder when received;

B. Receive and examine all documents submitted to it in connection with the exercise of rights under the Rights Offering for proper execution in accordance with the terms thereof.  If Common Stock applicable to a subscription is held by more than one record holder, the applicable Offering Documents must be signed by each such holder; if a holder or joint holders (registrants) hold more than one position in the Corporation, as indicated by different accounts on the relevant record holder list, then separate, properly completed and executed subscriptions must be submitted for each such position held by that or those joint holders (registrants).

C. Retain or return to any holders (as applicable) those Offering Documents evidencing some deficiency in execution and make reasonable attempts to inform such holders of the need to correct any such deficiency; In any instance where the Agent cannot reconcile such deficiencies, the Agent shall consult with the Corporation for instructions as to whether the Agent may accept such exercise of Subscription Rights.  In the absence of such instructions by Corporation in writing or email within twenty-four (24) hours after Agent first requests such instructions, Agent is authorized not to accept such exercise of Subscription Rights and shall notify the exercising stockholder that its exercise is deficient;

D. Accept Subscription Certificates and other documents signed by persons acting in a fiduciary or representative capacity only if such capacity is properly shown on the subscriptions and proper evidence of their authority so to act has been submitted;

 E. Accept subscriptions for Common Stock to be issued other than in the name that appears on the Corporation record stockholder list submitted for such subscription, where  (i) the signature thereon is guaranteed by a financial institution which is a participant in the Securities Transfer Agents Medallion Program (“STAMP”), the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”), or The Stock Exchanges Medallion Program (“SEMP”), (ii) any necessary stock transfer taxes are paid and proof of such payment is submitted or funds therefore are provided to the Agent, or it is established by the holder that no such taxes are due and payable and (iii) the “Special Issuance Instructions” on the Subscription Certificate have been properly completed;

F. Retain all subscriptions accepted and retain such documents pending further instructions from the Corporation;

G. Return at the Corporation’s request any and all necessary records, information and material concerning and representing unsubscribed Common Stock under the Rights Offering; and

H. Maintain on a continuing basis a list of holders of Common Stock that have not yet subscribed pursuant to the Rights Offering.

4. Concerning the Subscription Agent.

The Agent:

A.
Shall have no duties or obligations other than those set forth herein, including those described under “Included Services” on Exhibit A, and no duties or obligations shall be inferred or implied, nor shall Agent be obligated nor expected to perform those services described under “Non-Included Services” on Exhibit A

B.
May rely on, and shall be held harmless by, the Corporation in acting upon any certificate, statement, instrument, opinion, notice, letter, facsimile transmission, telegram electronic mail or other document, or any security delivered to it, and reasonably believed by it to be genuine and to have been made or signed by the proper party or parties;

C.	May rely on and shall be held harmless by the Corporation in acting upon written or oral instructions from the Corporation with respect to any matter relating to its acting as Agent;
D.
May consult on documents with counsel satisfactory to it (including counsel for the Corporation) and shall be held harmless by the Corporation in relying on the advice or opinion of such counsel in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion of such counsel;

E.
Shall make the final determination as to whether or not a Subscription Certificate received by Agent is duly, completely and correctly executed in order to qualify for the Rights Offering and Agent shall be held harmless by the Corporation in respect of any action taken, suffered or omitted by Agent hereunder in good faith and in accordance with its determination; shall not be obligated to take any legal or other action hereunder which might, in its judgment subject or expose it to any expense or liability unless it shall have been furnished with an indemnity satisfactory to it;

F.	Shall not be liable or responsible for any recital or statement contained in any Offering Document or any other documents relating thereto; and
G.
Shall not be liable or responsible for any failure of the Corporation to comply with any of its obligations relating to the Offering, including without limitation obligations under applicable regulation or law.

This Agreement does not contemplate any service to be provided by Agent in the case where the conditions of the Rights Offering have not been met in a timely manner.  If necessary, service to be provided by Agent under such circumstances and remuneration to Agent therefore, will be established in a mutual agreement between Agent and the Corporation, which will become a part of this Agreement.

No later than the business day after the Mailing, the Corporation will provide Agent with a list of talking points dealing with anticipated questions from holders of Common Stock.  It is understood and agreed that Agent will not provide tax advice, will not interpret tax regulations, will not opine regarding the merits of the Rights Offering, and will not provide any comments related to any legal proceedings related to the Corporation.

5. Compensation of the Agent by the Corporation.  The Corporation shall pay fees for the services rendered hereunder, as set forth in the Fee Schedule (attached hereto as Exhibit A).  The Agent shall also be entitled to reimbursement from the Corporation for all reasonable and necessary expenses paid or incurred by it in connection with the administration by the Agent of its duties hereunder.  The fees must be paid upon execution of this Agreement, before any services hereunder commence.  An invoice for any out-of-pocket and/or per item fees incurred will be rendered to and payable by the Corporation within fifteen (15) days of the date of said invoice, except for invoiced estimated postage, printing and mailing expenses, which funds must be received five (5) business days prior to the scheduled Mailing date.  It is understood and agreed that all responsibilities and duties of, and services to be performed by Agent shall cease if full payment for its services has not been received in accordance with the above schedule, and said services will not commence thereafter until all payment due has been received by Agent.

6. Reminder Mailings.  The Corporation agrees that any follow up mailing program will be coordinated exclusively through Agent, either by Agent or using a vendor that Agent has previously approved.  Agent may conduct follow up mailings through electronic mail, to the extent the email address of the intended recipient Stockholder has been provided by Corporation to Agent.

 7. Performance.

The Agent shall at all times act in good faith and agrees to use its commercially reasonable efforts within reasonable time limits to ensure the accuracy and timeliness of all services performed under this Agreement.

8. Indemnification.

A. The Corporation covenants and agrees to indemnify and to hold the Agent harmless against any claims, actions, judgments, liabilities, costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of its duties under this Agreement, including, but not limited to, Agent’s compliance with instructions set forth herein or with any instructions delivered to Agent pursuant hereto, or as a result of defending itself against any claim or liability resulting from its actions as Agent, including any claim against Agent by any stockholder or the Corporation, which covenant and agreement shall survive the termination hereof.  Promptly after the receipt by the Agent of notice of any demand or claim, or the commencement of any action, suit, proceeding or investigation, the Agent shall notify the Corporation thereof in writing.  The Corporation shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.  Agent will not, without the Corporation’s prior consent, settle or compromise or consent to the entry of any judgment to any pending or threatened Action in respect of which indemnification may be sought hereunder.  For the purposes of this Section 8, the phrase “any costs, expenses (including reasonable fees of its legal counsel), losses or damages” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such action, suit, proceeding or investigation.

B. In the event any question or dispute arises with respect to the proper interpretation of this Agreement or Agent’s duties hereunder or the rights of the Corporation or of any Stockholders exercising Subscription Rights, Agent shall not be required to act and shall not be held liable or responsible for refusing to act until the question or dispute has been judicially settled (and Agent may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all stockholders and parties interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Agent and executed by the Corporation and each such stockholder and party.  In addition, Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the stockholders and all other parties that may have an interest in the settlement.

 9. Limitation of Liability.

A. Agent shall not be liable or deemed to be in default for any delay or failure to perform under this Agreement or any schedule resulting directly or indirectly from any cause beyond Agent’s reasonable control, including, without limitation, natural disasters, and failure of utilities or carriers.

B. Agent’s aggregate liability for any and all damages arising from or relating to any and all claims and causes of action not covered by Section 9(a) in connection with the services provided under this Agreement or any schedule hereto (the “Services”), shall not exceed the lesser of: (i) the amount of actual damages incurred by Corporation; and (ii) an amount equal to the fees (excluding pass-through charges) paid by Corporation to Agent with respect to those Services giving rise to such claim or cause of action during the twelve (12) month period (or such lesser period if those Services have been provided for less than twelve (12) months) immediately preceding the date of occurrence of the event upon which a claim is asserted, less any amounts previously paid by Agent in satisfaction or settlement of other claims applicable to those Services giving rise to such claim or cause of action, regardless of the basis on which Corporation is entitled to claim damages (including, without limitation breach, negligence, misrepresentation, or other contract or tort claim) and shall constitute Corporation’s sole monetary remedy.

C. NEITHER PARTY TO THIS AGREEMENT SHALL BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL OR INCIDENTAL DAMAGES UNDER ANY PROVISION OF THIS AGREEMENT OR FOR ANY CONSEQUENTIAL, INDIRECT, PENAL, SPECIAL OR INCIDENTAL DAMAGES ARISING OUT OF ANY ACT OR FAILURE TO ACT HEREUNDER EVEN IF THAT PARTY HAS BEEN ADVISED OF OR HAS FORESEEN THE POSSIBILITY OF SUCH DAMAGES.

D. This Section allocates the risks under this Agreement between Agent and Corporation and is viewed by the parties as an integral part of the business arrangement between them.  The pricing and other terms and conditions of this Agreement and any schedule hereto reflect this allocation of risk and the limitations specified herein.

10. Further Assurance.  From time-to-time and after the date hereof, the Corporation shall deliver or cause to be delivered to the Agent such further documents and instruments and shall do and cause to be done such further acts as the Agent shall reasonably request (it being understood that the Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

11. Term.  The Corporation may terminate this Agreement at any time by providing sixty (60) days written notification to the Agent.  The Agent may terminate this Agreement by providing the Corporation sixty (60) days’ written notice, except that Agent may terminate this agreement at any time Corporation has not paid in full an invoice from the Agent within the time period described in Section 5 herein.  Upon the effective date of termination of this Agreement, all cash and other payments, without interest, and all other property then held by the Agent on behalf of the holders of Common Stock hereunder shall be delivered by it to such successor agent or as otherwise shall be designated in writing by the parties hereto.  Upon termination of this Agreement, all subscription documents received and related documentation will be returned to the Corporation.

 12. Notices.  Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the Corporation required or permitted  hereunder shall be delivered or mailed by first class mail, postage prepaid, addressed as follows:

If to the Corporation, to:	[ ]

If to the Agent, to:
Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Attn:  Re-Organization Department

with a copy (which shall not constitute notice) to:
Broadridge Financial Solutions, Inc.
2 Gateway Center
Newark, New Jersey 07102,
and a copy via email to legalnotices@broadridge.com
in each case, Attention: General Counsel

13. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto. The parties hereby irrevocably submit to the jurisdiction of any state or federal court sitting in New York County, New York over any suit, action or proceeding arising out of or relating to this Agreement.

14. Assignment.

A. Except as provided in Section 13(B) below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

 B. The Agent may, without further consent on the part of the Corporation, subcontract with subcontractors for systems, processing, telephone and mailing services, and reminder mailing activities, as may be required from time to time; provided, however, that the Agent shall be fully responsible to the Corporation for the acts and omissions of any subcontractor.

C. Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Corporation and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Corporation.  This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

15. Amendment.  This Agreement may not be modified, amended or supplemented without an express written agreement executed by each of the parties hereto.

16. Counterparts.  This Agreement may be executed in separate counterparts, including by electric or pdf version, each of which, when executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

17. No Joint Venture.  This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Corporation.  Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

18. Force Majeure.  In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, natural disaster, strikes, equipment or transmission failure or damage that is reasonably beyond its control, or other cause that is reasonably beyond its control (except, in the case of the Agent, for acts of subcontractors), such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.  Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

19. Severability.  If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

20. Confidentiality.  The Agent and the Corporation agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in the attached schedule, shall remain confidential and shall not be voluntarily disclosed to any third party (except the party’s attorneys, subcontractors, vendors, representatives, agents, advisors and affiliates), except with the written approval of the other party or as may be required by law or regulatory authority.

 21. Survival.  The provisions of Sections 4, 5, 6, 8, 9, 10, 12, 13, 14, 21 and 22 shall survive any termination of this Agreement.

22. Merger of Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.	HIGH INCOME SECURITIES FUND
By:	By: /s/ Phillip Goldstein
Title: Senior Vice President	Title: Chairman

Exhibit A

AGENT FEES AND INCLUDED SERVICES

Subscription Agent Fee of $13,000, plus $10.00 for each line item on Depository Trust Company's ATOP forms submitted to Agent and out of pockets listed below.

INCLUDED SERVICES

•
Designating a corporate action account manager to communicate with all parties hereto and their counsel to establish the terms, timing and procedures required to carry out Subscription Agent duties, including document review and execution of legal agreements, Subscription Certificates and other Rights Offering documents and communication materials, project management, and on-going project updates and reporting.

•	Designating an account manager to review and become familiar with all Offer Documents and provide expert assistance to holders of Common Stock related to matters concerning the Rights Offering.
•	Preparing labels that include name, address for the mailing of Offering Documents.
•	Collating and assembling Offering Documents and envelopes for mailing.
•	Addressing and enclosing Offering Documents and return envelopes, for one-time, one-day mailing to holders of Common Stock.
•	Receiving, opening and logging in returned Subscription Certificates.
•	Checking Subscription Certificates for validity against master list.
•	Checking for proper execution of all of Subscription Certificates and other documents necessary to effect a proper exercise of Subscription Rights, including W-9’s (if applicable).
•	Curing defective subscriptions, including telephoning and writing holders of Common Stock in connection with unsigned or improperly executed Subscription Certificates and other Offering Documents.
•	Soliciting by mail W-9’s from holders of Common Stock who have not executed them or whose TIN’s do not match our records.
•	Tracking and reporting as required the number of shares of Common Stock to which stockholders have subscribed.

Printing estimate of $6,000 based on the following details:

Documents	Registered	Beneficial
Prospectus (90 pages> d/s)	400 pcs	1,800 pcs
Rights Certificate (4pgs>booklet format)	400 pcs	N/A
Notice to Shareholders (1pg)	400 pcs	1,800 pcs
Instructions to for Rights (4pgs> d/s stapled)	400 pcs	N/A

Agent shall be entitled to reimbursement of all reasonable out-of-pocket expenses including but not limited to postage, stationery and supplies, which will be billed as incurred during the performance of Agent’s duties hereunder, including without limitation:

Out of pocket expenses

•	Postage with shared Pre-Sort savings (to be paid in advance) [1]
•	Overnight delivery / courier service / photocopy service
•	Envelopes – outer and BRE (Business Reply Envelopes) [1]
•	Brochures and enrollment materials
•	Insurance and courier fees
•	Services associated with new duties, legislation or regulations which become effective after the date of this Agreement (these will be provided on an appraisal basis)
•	Overtime charges at 100% assessed in the event of late delivery of material for mailings, unless the target mail date is rescheduled

Although Agent may advance payment for these expenses and then invoice Corporation, there are occasions when Agent may require advance payment toward large expense items.

1 Rates are subject to change upon U.S. and foreign postage rate increases.